UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                               AMENDMENT #2

                Under the Securities Exchange Act of 1934


                               Caneum, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)


                                137515 10 2
                              (CUSIP Number)


                            Sukhbir Singh Mudan
                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 31, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No. 79378M 10 9

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sukhbir Singh Mudan

2.   Check the Appropriate Box if a Member of a Group
     (a) ____
     (b)  X

3.   SEC Use Only

4.   Source of Funds      OO and PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power           1,220,000(1)
     8.   Shared Voting Power               -0-
     9.   Sole Dispositive Power      1,220,000(1)
     10.  Shared Dispositive Power          -0-
     (1) Includes 1,000,000 shares underlying options. The Reporting Person was granted a total of 1,000,000 options on August 14, 2003 that vest as follows: (i) one-twelfth (1/12th) immediately;
     (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer; and (iv) any unvested options outstanding at December 31, 2006, shall automatically vest at that time. All of the shares obtainable upon exercise of the options are being reported.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,220,000  Calculated as if all options were eligible to be exercised.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     22.5%  Calculated as if all options were eligible to be exercised.

14.  Type of Reporting Person

     IN

Item 1.   Security and Issuer

     Common Stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Sukhbir Singh Mudan
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  President, Treasurer and Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United Kingdom


Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Mudan received 250,000 shares of common stock for services
performed and for becoming a director of the Issuer.   Mr. Mudan purchased
1,032 shares for a purchase price of $774 in a private offering using his personal funds. Mr. Mudan received 13,065 shares as an annual bonus pursuant to his employment agreement. Mr. Mudan subsequently gifted 44,097 shares. The options were granted for performance of Mr. Mudan and will vest potentially on a quarterly basis.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mudan as an investment in the Issuer and for performance by Mr. Mudan. The options were granted as compensation for performance by Mr. Mudan. Other than additional issuances of stock and granting of options for performance per an employment agreement, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a)  1,220,000 shares               22.5%
     (b)  Sole Voting Power          1,220,000(1)
          Shared Voting Power              -0-
          Sole Dispositive Power     1,220,000(1)
          Shared Dispositive Power         -0-

          (1) Includes 1,000,000 shares underlying options that potentially vest until December 31, 2006. The Reporting Person was granted a total of 1,000,000 options on August 14, 2003 that vest as follows: (i) one-twelfth (1/12th) immediately;
          (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company; (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance
          Plan of the Issuer; and (iv) any unvested options outstanding at December 31, 2006, shall automatically vest at that time. All of the shares obtainable upon exercise of the options are being reported and used in the calculations.

     (c) Mr. Mudan gifted 30,000 shares on February 1, 2005, and 14,097 shares on March 14, 2005.
     (d)  Not Applicable
     (e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2005

/s/ Sukhbir Singh Mudan
Sukhbir Singh Mudan



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)